FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: November 9, 2004

	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA RECEIVES US$10 MILLION IN CASH FROM UNEFON

FROM PREVIOUSLY GRANTED CREDIT SUPPORT

—Payment Marks Full Redemption of Financing Support to Unefon—

FOR IMMEDIATE RELEASE

Mexico City, November 9, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that the company received US$10 million in cash from Unefon under the credit support agreement granted by TV Azteca in 2001.

The payment represents the full redemption of the outstanding balance of TV Azteca’s credit support to Unefon. On March 10, the company received US$17 million from Unefon, which together with today’s payment terminates all of the financial obligations to TV Azteca under the support agreement. Unefon has also complied entirely with the financial cost of the support, which bore yearly interest of 20%.

The company noted that Unefon’s payments from the credit support agreement, when added to their ongoing cash purchases of advertising, result in significant cash inflows into TV Azteca, further enhancing its capital structure.

The company has received aggregate cash payments for advertising of US$29 million since December 1999, and anticipates US$6 million of additional payments before yearend, as part of Unefon’s US$200 million ten-year advertising contract with TV Azteca.

The company noted that the value of the ten-year ad contract is greater than the US$168 million originally invested by TV Azteca in Unefon, and that the advertising contract makes Unefon an important source of top line growth and cash generation for TVAzteca.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167	5255 1720 0041
jrangelk@tvazteca.com.mx	oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786	5255 1720 0059
tcanales@tvazteca.com.mx	dmccosh@tvazteca.com.mx